# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Goldman Sachs Real Estate Finance Trust Inc, CIK 0002027537
CUSIP: 9AI06XWG2
Title of class of securities: Series I Shares, par value $0.01 per share
Address of issuer's principal executive offices: 200 West St., New York, New York (NY), 10282
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0000950170-25-007216
Filed by CIK 0002051961
Persons authorized to receive notices and communications: Koch, Inc., 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-8310

## Reporting persons
- KREI West St. Investments, LLC (CIK 0002051961): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Koch, Inc. (CIK 0002027344): type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series I Shares, par value $0.01 per share
Name of issuer: Goldman Sachs Real Estate Finance Trust Inc
Address of issuer's principal executive offices: 200 West St., New York, New York (NY), 10282
Comment: EXPLANATORY NOTE: This Amendment No. 2 (this "Amendment No. 2"), relating to the Series I Shares, par value $0.01 per share ("Class I Shares"), of Goldman Sachs Real Estate Finance Trust Inc, a Maryland corporation (the "Issuer"), amends the initial statement on Schedule 13D filed by the Reporting Persons on January 14, 2025, as amended by Amendment No. 1 thereto filed on January 21, 2025 (as so amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons hold 0 Class I Shares, representing 0% of the outstanding shares of Common Stock, $0.01 par value per share, of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Persons no longer possess sole power to vote or to direct the vote nor sole power to dispose or to direct the disposition of any Class I Shares.
Transactions in the class effected during the past sixty days: In accordance with the terms of the Subscription Addendum, on March 3, 2025, the Class I Shares held by the Reporting Persons were automatically exchanged for an equivalent number of Class F-1 Shares of the Issuer without any action by the Reporting Persons. The Class F Shares are not registered under the Securities Exchange Act of 1934, as amended. Except as set forth in the Schedule 13D, no transactions in the Class I Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class I Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 3, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Annex A (incorporated by reference to the Initial Schedule 13D filed on January 14, 2025)
Exhibit 99.2 Subscription Agreement Addendum, dated as of January 6, 2025, by and between Goldman Sachs Real Estate Finance Trust Inc and KREI West St. Investments, LLC (incorporated by reference to the Initial Schedule 13D filed on January 14, 2025)
Exhibit 99.3 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act (incorporated by reference to the Initial Schedule 13D filed on January 14, 2025)

## Signatures
- KREI West St. Investments, LLC: Jennifer Curfman, Secretary (03/04/2025)
- Koch, Inc.: Adam Fitzsimmons, Assistant Secretary (03/04/2025)